

Mail Stop 4631

November 10, 2009

Via U.S. mail and facsimile

Gary Burkinshaw
Chief Executive Officer
Shawcore Development Corp.
329 Manchester Road
Deepcar, Sheffield
England, S36 2RB

> **RE: Shawcore Development Corp.**
> **Form S-1 filed October 14, 2009**
> **File No. 333-162461**

Dear Mr. Burkinshaw:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. It appears that you are a blank check company, as defined in Rule 419 of Regulation C, in view of the following:

   - You are a development stage company issuing penny stock;
   - You have not yet commenced operations;
   - You have no revenues and no contracts or agreements with customers and have conducted little business activity other than entering into one supplier agreement, raising initial capital, and filing this registration statement;
   - You have no assets, except for $19,737 in cash as of August 31, 2009;

- You will be unable to implement your business plan without substantial additional funding; and
- Your registration statement contains only general disclosure related to the nature of your business plan.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Otherwise, please provide us with a detailed explanation as to why Rule 419 does not apply to this offering, including a specific business plan for the next twelve months. In providing the specific business plan, the company should also disclose its day-to-day operations.

2. Please revise your disclosure throughout the filing to state that you are currently a shell company. See Rule 405 of Regulation C. In addition, revise your related Rule 144 disclosure throughout the filing to reflect that you are a shell company. Note that Rule 144 is not available for the resale of securities initially issued by issuers with no operations and assets consisting of cash and nominal other assets. See Rule 144(i) of the Securities Act.

Registration Statement Cover Page

3. Please state the approximate date on which you plan to commence the proposed sale to the public.

Prospectus Cover Page

4. Please disclose the selling shareholders' net proceeds from the offering on both a per share basis and for the total amount of the offering.

5. We note your cross-reference to the risk factors section. Please indicate the page number on which your risk factors discussion begins.

6. Please disclose the relationship between the selling shareholders and your sole director and officer, Gary Burkinshaw.

Risk Factors, page 4

Because we have only one officer and director who has no formal training…, page 5

7. Please remove the language under this heading indicating that your management's lack of training may lead to ineffective internal control over financial reporting and to material misstatements in your financial statements. Your management is

required to establish and maintain disclosure controls and procedures and internal control over financial reporting. Internal control over financial reporting should provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements. Management will also be required to evaluate the effectiveness of your internal control over financial reporting. Please see Exchange Act Rule 15d-15. It is not appropriate to include risk factor language that suggests to investors that management has disclaimed this responsibility. For further guidance on internal controls, refer to Sarbanes-Oxley Section 404 – A Guide for Small Business at http://www.sec.gov/ info/smallbus /404guide.shtml.

Because Our Continuation as a Going Concern is in Doubt, We Will Be Forced…, page 6

8. Statements contained in this risk factor do not appear applicable to the present offering, including your references to providing "proper service to [y]our potential clients" and to the possibility of having to "delay or abandon further consulting efforts." Please revise.

If a Market For Our Common Stock Does Not Develop, Shareholders May be…, page 7

9. We note your statement that you "can provide investors with no assurance that [y]our shares will be traded on the bulletin board…." Please remove the word "traded" in connection with your references to the OTC Bulletin Board throughout your filing, given that OTCBB only quotes share prices and does not provide an exchange for trading.

Forward-Looking Statements, page 8

10. We note your disclosure that your results are "most likely to differ materially from those anticipated in these forward-looking statements for many reasons." Please note that you must have a reasonable basis for the statements you make in this prospectus. Your language suggests that you may not have a reasonable basis for your statements. Please revise this language accordingly. Please also elaborate on the "many reasons" that might cause your results to differ from what you reasonably anticipate.

Plan of Distribution, page 11

11. We note your disclosure that "the selling shareholders may distribute shares to one or more of their partners who are unaffiliated with us." Please explain the meaning of "partners" as referred to in this section.

Description of Business, page 15

12. We note various references throughout this section that your housing and structures are "green" or "eco-friendly" and are designed to "assure low energy consumption." Please elaborate on what about your products meets these criteria. In this regard, please clarify what about your products differentiates them from those of your competitors. We note that in your Competition disclosure on page 16, you refer to you "green edge" in this context.

13. We note disclosure in MD&A that you will hire a part-time assistant to help with the assembly and packaging of your products. Please clarify what manufacturing activities you will engage in. For example, will you mainly repackage products and materials provided to you under your agreement with UAB Stilmeda? Or will you conduct any type of manufacturing or fabricating activities using these raw materials to produce the products? We note that you intend to spend $42,000 on tools and machinery in order to become operational.

Marketing, page 16

14. Please disclose when you anticipate your website being fully developed and functional.

Employees, page 17

15. Please indicate under this heading, as provided on page 5, that your sole officer and director, Gary Burkinshaw, will only be devoting limited time to your operations (i.e., 35% of his business time) and that the demands on his time from other obligations could increase resulting in him no longer being able to devote sufficient time to the management of your business.

Offices, page 17

16. Please enhance your discussion to provide investors with information as to the current suitability of your office for your current and anticipated operations. See Instruction 1 to Item 102. We note your disclosure that intend to move your office to a "more suitable" location.

Government Regulations, page 17

17. The disclosure under this heading appears inapplicable to the present offering. Please revise to address whether government approval is necessary for the manufacturer or distribution of your products and to discuss the effect of existing or probable governmental regulations on your business. See Items 101(h)(4)(viii) and (ix) of Regulation S-K.

Research and Development, page 17

18. We note your disclosure that you "have not incurred any other research and development expenditures since [y]our incorporation." Please disclose the amount you have actually spent on research and development activities since your inception. If you have not conducted any research and development, so state. See Item 101(h)(4)(x) of Regulation S-K.

Market for Common Equity and Related Stockholder Matters, page 18

19. We note your disclosure that one percent of the total number of securities is currently equal to 54,200 shares. However, your disclosure on page 11 indicates that you have 5,375,000 shares currently outstanding. Please reconcile your disclosure.

Plan of Operation, page 19

20. Your disclosure under "Completion of Financing" and in the last paragraph under "Begin Operations" on page 19 suggests that this prospectus relates to a public offering to raise capital by the company, as opposed to a resale-only prospectus. Please revise accordingly. In addition, if you discuss your intention to engage in a registered public offering, please note the limitations of Rule 135.

21. Please briefly describe the tools and machinery you intend to acquire in order to begin operations.

22. Please explain why you believe you will be fully operational within 150 days of effectiveness of the registration statement. Again, please note that you should have a reasonable basis for statements of this type.

Available Information, page 20

23. We note your disclosure that statements made in the prospectus are qualified by reference to additional materials. Please note that you may qualify information in the prospectus by reference to information outside the prospectus only where required by the form. Therefore, please remove this statement and ensure that you have included all of the information required by Form S-1 and otherwise material to understanding your business and operations in the prospectus.

Where you can find more information

24. We note that last paragraph in this section. Please revise to clarify that upon this registration statement becoming effective, you will be subject to the reporting requirements of 15(d) of the Exchange Act, and identify the reports and other information you will file.

Part II – Information Not Required in the Prospectus, page II-1

The Undersigned Registrant Hereby Undertakes, page II-4

25. Please revise paragraph number two to indicate that "…each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein…." See Item 512(a)(2) of Regulation S-K.

Exhibit 5.1

26. Please have counsel revise her opinion to address the following:
- Accurately reflect in the first paragraph the date that the registration statement was filed.
- Please delete the second sentence of the penultimate paragraph, or remove the language "when issued" in the manner described in the Registration Statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Gary Burkinshaw
Shawcore Development Corp.
November 10, 2009
Page 7

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3765 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Diane D. Dalmy, Esq. (via facsimile)